OLSHAN
Park Avenue Tower * 65 East 55th Street * New York, New York 10022
Telephone: 212-451-2300 * Facsimile: 212-451-2222
_____________________________________________________________________________________

November 6, 2013
VIA EMAIL AND EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Emily Drazan, Esq.
Law Clerk
Division of Corporation Finance

Re:	IZEA, Inc.
Registration Statement on Form S-1 (No. 333-191743)

Ladies and Gentlemen:
On behalf of IZEA, Inc., we enclose IZEA’s request for acceleration of the above-referenced Registration Statement to 4:00 p.m., Eastern time, on Friday, November 8, 2013, or as soon as possible thereafter, and acknowledgement of the statements contained in the Commission’s letters to IZEA.
Please advise the undersigned of the effectiveness of the Registration Statement.
Very truly yours,
/s/ Spencer G. Feldman
Spencer G. Feldman
cc:    Mr. Edward H. (Ted) Murphy
Ms. LeAnn Hitchcock